Filed Pursuant to Rule 433
Registration No. 333-261018
and 333-163855
November 17, 2023

The following information is a Notice of Fund Changes and Summary of Material Modifications for the LNL Agents’ 401(k) Savings Plan (the “Plan”) relating to changes:  (1) to the Plan’s investment options and (2) required as a result of the provisions of the SECURE 2.0 Act of 2022 as set forth in the Consolidated Appropriations Act, 2023.  For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund) and/or the Plan in general, you should log on to your account at www.lincolnfinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

November 17, 2023

Notice of Fund Changes (“Notice”) and Summary of Material Modifications for:
LNL Agents’ 401(k) Savings Plan
(the “Plan”)

Dear Plan Participant:

This Notice gives you an overview of the upcoming changes to the Plan, the timing of those changes, and the actions you may wish to consider as a result of such changes.

Effective December 19, 2023, the American Funds Growth Fund of America Class R-6 will be replaced with J.P. Morgan Asset Management’s JPMCB Large Cap Growth Fund CF-A Class. Any existing assets and/or future contribution investment elections remaining in the American Funds Growth Fund of America Class R-6 at that time will automatically be mapped (or transferred) as shown in the chart below. Any contributions or rollovers received on or after December 19, 2023 that are directed to the fund being eliminated, will be mapped as shown in the chart below. Because this mapping (or transfer) is automatic, you do not need to take any action.

If you are currently invested in the following fund being eliminated:		Your balance and investment elections will be transferred to the new fund being added:
RGAGX	American Funds Growth Fund of America Class R-6	20261K404	JPMCB Large Cap Growth Fund CF-A Class
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

What do you need to do?
Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account or future contributions to be mapped (or transferred) as indicated, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. ET on December 19, 2023. Note that you cannot choose to keep any investments in or transfer any investment to the fund being eliminated. To make a change, log on to your account at LincolnFinancial.com to complete your transaction online, or call the Lincoln Customer Contact Center at 800-234-3500. Customer Service Representatives are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. ET.

Please be sure to make any changes prior to 4:00 p.m. ET on December 19, 2023 if you do not want the mapping (or transfer) to occur.  Of course, you could also wait until after the automatic mapping (or transfer) occurs if you wish to exchange funds or change where your future contributions are invested.

Any transactions requested on December 19, 2023, (such as fund transfers, loans, or distribution transactions) will not be processed while the fund change is being made but will process as soon as administratively feasible once the fund change is completed.  Your account will remain fully invested during the change.

If you are also a participant in any of Lincoln’s non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same fund change will impact the non-qualified plans at the same time.

NEW FUND Fund name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
JPMCB Large Cap Growth Fund CF-A (20261K404)	0.40%	$4.00	0.40%	$4.00	23.63%	5.91%	15.49%	----	6/22/2018

ELIMINATED FUND Fund name	Total annual operating expenses%	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
American Funds Growth Fund of Amer R6 (RGAGX)	0.30%	$3.00	0.30%	$3.00	23.09%	8.61%	11.72%	-----	5/1/2009
Average returns provided are representative of performance as of September 30, 2023.

Income America:  Effective November 10, 2023, the investment operating fees for the following Income America funds will be lowered as set forth below:

Target Date Funds – Income America	---
		Expense Ratio %
		Current Gross*	New Gross*	Current Net*	New Net*
Income America In Retirement Fund - Class 5ForLife-L	97184J326	0.87	0.84	0.87	0.84
Income America 2025 Fund - Class 5ForLife-L	97184J318	0.87	0.84	0.87	0.84
Income America 2030 Fund - Class 5ForLife-L	97184J292	0.86	0.84	0.86	0.84
Income America 2035 Fund - Class 5ForLife-L	97184J284	0.86	0.84	0.86	0.84
Income America 2040 Fund - Class 5ForLife-L	97184J276	0.86	0.83	0.86	0.83
* Income America’s total fee includes investment management, trustee and advisory fees of .36 or .37 (as noted above) plus .47 which represents the insurance cost of the guarantee.

There were no other changes to the Income America funds.

This Notice supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) you received regarding certain plan and investment-related information found in the Comparative Chart Summary contained in the Fee Disclosure Notice. Please keep this supplemental Notice with your Fee Disclosure Notice. A copy of the most recent Fee Disclosure Notice is available by contacting the Lincoln Customer Contact Center at 800-234-3500.

* * * * *

The below information is a Summary of Material Modifications (“SMM”) intended to notify you of important changes made to the Plan.  This SMM supplements or modifies the November 12, 2021 Summary Plan Description/Prospectus for the Plan and is subject to the terms of the plan document.  Please take the time to read this SMM and keep a copy of it with your 2021 Summary Plan Description/Prospectus for the Plan.

In addition to the fund changes described above, the following sections of the Plan’s Summary Plan Description/Prospectus have been amended as follows:

LUMP SUM DISTRIBUTIONS and PERIODIC PAYMENTS OF DISTRIBUTIONS (pages 26-27)

Effective for Plan years beginning on and after January 1, 2023, the date on which you are required to take a distribution from the Plan will be no later than the April 1st following your attainment of your “Applicable Age”.  Your “Applicable Age” is:

(i)	age 72 (or age 70½ if you were born before July 1, 1949) prior to January 1, 2023;
(ii)	age 73 if you attained age 72 after December 31, 2022 and age 73 before January 1, 2033; and
(iii)	age 75 if you attain age 74 after December 31, 2032.

Effective for Plan years beginning on and after January 1, 2024, if you die before you have started to take your required distributions from the Plan, your surviving spouse may make an election to be treated as if they were the Plan participant.  This election would allow your surviving spouse to delay taking required distributions from the Plan until the date you would have attained your Applicable Age.

FEDERAL INCOME TAX CONSEQUENCES (pages 31-32)

Effective for Plan years beginning on and after January 1, 2023, the required 10% excise or penalty tax applicable to certain early distributed amounts that are taxable will not apply if your physician certifies that you have an illness or condition that is reasonably expected to result in your death within 84 months.

Questions?
If you have any questions about these changes or would like to change your investment and contribution elections under the Plan, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. ET) or log on to your account at LincolnFinancial.com.  For more information about the Plan, please review the Plan’s Summary Plan Description/Prospectus which can be requested from the Lincoln Customer Contact Center.

* * * * *

All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.